

Patrick Jean-Baptiste · 3rd

Regional Executive - Midwest at 3x3 Insights

Chicago, Illinois · 398 connections · **Contact info**

3×3 3x3 Insights

Indiana University
Bloomington

Experience



Regional Executive - Midwest

3x3 Insights

Mar 2019 – Present · 9 mos

Greater Chicago Area - Midwest

My experience as an owner of a liquor brand has given me significant insight into the challenges liquor retailers experience. We partner with off-premise fine wine, beer, and spirits stores to provide them with robust, productive data analytics that allow them to better serve their customers, and tailor marketing strategies to achieve stronger profits for their businesses. Contact me to implement this no cost technology within your retail alcohol beverage operation.

Retail Untapped

Partner , Board Member

Crafthouse Cocktails

2013 – Present · 6 yrs

Greater Chicago Area

As a partner in the launch of Crafthouse Cocktails, worked in every aspect of the business along with Founders Matt Lindner and Charles Joly. Built strategy initiatives, manage distributor directives, deployment of marketing plans, design and presentation of investment decks, financial reporting and models, field marketing and merchandising management . Cr …**see more**

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CH webpage

Partner

Beat Kitchen

2008 – Present · 11 yrs

Chicago

Live music venue, bar, restaurant. Consistent general management with Subterranean.

Partner

Subterranean Caberet

1996 – Present · 23 yrs

Chicago

Live Music venue and bar. Strictly capital investment - though has provided a great insight into the operations of hospitality industry.

Consultant

RW Troxell

2012 – 2013 · 1 yr

Chicago
Provided Risk Management Consulting services as an independent contractor.

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Education



Indiana University Bloomington
Marketing
1983 – 1987



Indiana University Bloomington
Marketing
Activities and Societies: Lacrosse , Phi Kappa Tau Fraternity

Volunteer Experience

President of the Board of Directors
Bodhi Spiritual Center
Oct 2013 – Dec 2015 • 2 yrs 3 mos

Skills & Endorsements

Marketing · 20
Scott Suckow and 19 connections have given endorsements for this skill

Strategic Planning · 20
Laurel Donnellan and 19 connections have given endorsements for this skill

Sales Management · 11

 Endorsed by **Edward Ellsasser, who is highly skilled at this**

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Interests



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